082-34639

06016714

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

AGENIX

SUPPL

SEC#82-5258

SEC MAIL PROCESSING SECTION RECEIVED SEP 11 2006 WASH., D.C. 213

31 August 2006

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

PROCESSED SEP 14 2006 THOMSON FINANCIAL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 31 August 2006.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

dw 9/11

AGENIX

Company Announcement

31 August 2006

Agenix to collaborate with ANSTO as interest builds around applications for ThromboView® antibody

Agenix will collaborate with ANSTO (Australian Nuclear Science and Technology Organisation) to explore labelling of the ThromboView® humanised 3B6 antibody, hu3B6, with PET (Positron Emission Tomography) isotopes.

Agenix will make ThromboView® antibody available to ANSTO and ANSTO will carry out the research activities under a joint research programme. The research programme will take advantage of ANSTO's world-class expertise and facilities in PET chemistry.

The collaboration is consistent with Agenix's strategy to maximise shareholder value by leveraging its core expertise and intellectual property in its humanised blood clot binding antibody. The ThromboView® product format of hu3B6 labelled with technetium-99m is the company's lead development project. Data from clinical trials in both Pulmonary Embolism ("PE") and Deep Vein Thrombosis ("DVT") has demonstrated that ThromboView® images proximal clots in both legs and lungs with comparable sensitivity to existing anatomical procedures.

Agenix is in active discussions with prospective commercialisation partners in relation to imaging of PE and DVT.

The collaboration with ANSTO is recognition that Agenix's humanised blood clot binding antibody also has the potential to image much smaller arterial based clots. This will require an increase in spatial resolution and sensitivity, such as can be provided by PET imaging.

This is potentially a significant additional market opportunity to that currently being sought for ThromboView®.

Agenix CEO and Managing Director, Mr Neil Leggett, stated: "ThromboView® is in Phase II development as a technetium-99m-labelled imaging agent for detection of venous-based clots, such as those associated with pulmonary embolism and deep vein thrombosis. However, cross-linked fibrin is a marker of both arterial and venous based clots and the hu3B6 antibody will bind to both, through the D-dimer binding site. As the molecular imaging field hots up, a number of academic and commercial organisations have expressed heightened awareness and interest in our exploratory programs investigating the potential for labelling the ThromboView® antibody with different payloads to support different imaging applications."

PET imaging is a very sensitive and high-resolution technique. Currently PET imaging is used extensively in oncology to detect, stage and monitor cancers of many types. It has the ability to detect very small tumours. The most common PET isotope is ^{18}F, which is a positron-emitting fluorine molecule. PET imaging with hu3B6 may be more applicable to the detection of very small clots, such as those associated with unstable coronary plaque, which puts patients at very high risk of adverse coronary outcomes.

Mr Leggett added: "This collaboration with ANSTO makes a great deal of sense and fits with our strategic goal of building development capability and expertise in monoclonal antibody programmes. Monoclonal antibodies are the most effective targeting agents known to man because of their exquisite specificity for the biological target. This is the first of a number of collaborations we are exploring to build both antibody and payload expertise across both diagnostic and therapeutic applications."

Dr Andrew Katsifis, Research Leader at ANSTO's Radiopharmaceutical Research Institute said: "We are pleased to be working on a project with an Australian company which extends our PET expertise to antibody labelling. Immuno-PET is a very exciting and emerging field, which is expected to extend the applications of PET imaging. Agenix has an established pedigree in both antibody and radiochemistry development and we believe this collaboration will benefit both organisations."

The joint research program will be enhanced through ANSTO's world class research facilities and expertise in radiopharmaceutical science. ANSTO produces radiopharmaceuticals to help in the diagnosis and treatment of a range of serious illnesses and is also conducting important research into the development of other radiopharmaceutical products, particularly for use in imaging.

Background on SPECT and PET

Agenix's proprietary ThromboView® humanised antibody, hu3B6, is currently labelled with technetium-99m (Tc-99m), which is a common imaging radioisotope extensively used in nuclear medicine. Tc-99m is referred to as a SPECT (single photon emission computed tomography) agent, with the radioactive signal emitted detected by a gamma camera. SPECT technology is extensively used in diagnostic imaging because Tc-99m is readily available, its characteristics and chemistry are well understood and therefore applicable to a range of different uses, and it is safe to use. Furthermore, there is a vast installed based of gamma equipment widely available in hospitals and imaging centres. Cardiovascular medicine most commonly uses SPECT technology.

PET (positron emission tomography) is another nuclear medicine imaging technique where a different type of camera is used to detect the emitted radiation from the radioisotope label. This technique results in the emission of dual photons in opposite directions (instead of single photons for SPECT), allowing for superior correction of scattered radiation, improving image resolution and sensitivity. The most widely used PET isotope is fluorine-18 (F-18), commonly used in the oncology field where it is incorporated into 2-fluoro-2-deoxy-D-glucose, or FDG. FDG PET has emerged as one of the most promising tracers for the detection of cancer in the body, and also has applications in epilepsy and cardiology.

The use of antibodies linked to PET isotopes (immuno-PET) is expected to result in even more specific molecular imaging of diseases. PET is becoming increasingly important as an imaging technology in Australia, and particularly in the US, Europe and Japan where there has been a dramatic increase in the number of PET facilities over the last 5 years.

SPECT and PET are often referred to as "molecular imaging" because the techniques allow molecular tracers to directly target the organ or disease of interest. Molecular imaging can reveal unique information about the physiology of the target, and therefore inform appropriate treatment decisions. Its combination with high resolution, anatomical imaging techniques such as CT (computed tomography) is a rapidly expanding area of medical interest and is expected to be a key component to the future of personalised medicine.

END

For more information contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: + 61 7 3370 6310

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. The Company has a strategic focus to build and develop a pipeline of monoclonal antibody-based products.

Agenix's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which is currently undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd, a wholly owned subsidiary of the ASX-listed Agenix Limited.

www.agenix.com

ANSTO is the Australian Nuclear Science and Technology Organisation, the country's national nuclear research and development organisation and the centre of Australian nuclear expertise – over 70 per cent of all radioisotopes used in Australian nuclear medicine are made in ANSTO's reactor.

www.ansto.gov.au